Rouge Resources Ltd.
Management Discussion and Analysis
Six Months Ended July 31, 2012

ROUGE RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR SIX MONTHS ENDED JULY 31, 2012
(Stated in Canadian Dollars)

Rouge Resources Ltd.
Management Discussion and Analysis
Six Months Ended July 31, 2012

ITEM 1.1        DATE AND INTRODUCTION

This Management Discussion and Analysis (“MD&A”) was prepared as of September 20, 2012 and authorized for issue by the directors of the Company effective on this date. It should be read in conjunction with the condensed interim financial statements and notes for the six months ended July 31, 2012 contained herein along with the audited financial statements and notes for the year ended January 31, 2012.

The financial statements contained herein are stated in Canadian dollars and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) along with interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). Therefore, they comply with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting.”

We (“or the Company”) were incorporated under the name “Gemstar Resources Ltd.” on March 31, 1988 pursuant to the provisions of the Company Act (British Columbia). In March 2006, we were transitioned to the Business Corporations Act (British Columbia). On March 25, 2008, we announced the following: a change in Company name to “Rouge Resources Ltd; consolidation of our outstanding share capital on a one new for ten old (1:10) share basis; and an increase in our authorized share capital from 10 million shares without par value to an unlimited number of shares without per value. The 1:10 share consolidation resulted in all share and per share information in the financial statements being presented on a retroactive basis as if the share consolidation took place at the beginning of all years presented.

Our registered and records office is located at 203-409 Granville Street, Vancouver BC, V6C 1T2. We have been a reporting issuer in British Columbia and Alberta since April 3, 1989 and became a foreign issuer in the United States pursuant to filings with the US Securities and Exchange Commission on or about November 15, 2003. Prior to August 30, 2012, our common shares were only quoted on the OTC:BB in the United States and now, effective on this date, they are also listed for trading on the TSX Venture Exchange under the symbol ROU.

At July 31, 2012, there were 40,565,171 issued and fully paid common shares outstanding (January 31, 2012 – 40,565,171) and no shares were issued during the six months ended July 31, 2012. However, subsequent to the quarter end, the Company announced closure of its two private placement financings, comprised of 4,068,000 Units of shares and warrants for total gross proceeds of $1,017,000. This increase of 4,068,000 shares brings the total issued and outstanding to 44,633,171 shares at this time.

We have not been involved in any bankruptcy, receivership or similar proceedings, nor have we been a party to any material reclassification, merger, consolidation, purchase or sale of a significant amount of assets. Additional information relating to the Company, including our listing application conditionally approved by the TSX Venture Exchange on April 25, 2012, is available on both SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

Description of business

We are an exploration stage company focused on the exploration of certain mining claims located in the Thunder Bay Mining District of North Central Ontario, Canada.and have no current revenues nor have we earned any since inception. We hold a 100% interest in the original Dotted Lake Property in this area, which has been the only focus of our exploration activities to date. In addition, we have an exclusive option agreement to acquire mineral interests in the Lampson Lake Property adjacent to the Dotted Lake Property.

Rouge Resources Ltd.
Management Discussion and Analysis
Six Months Ended July 31, 2012

ITEM 1.2       OVERALL PERFORMANCE

During the six months ended July 31, 2012, the Company reported a comprehensive loss of $130,420 compared to a comprehensive loss of $117,833 for the same period last year. In addition, we spent $16,367 on our exploration and evaluation assets of which $16,000 related to the Lampson Lake option agreement. This agreement calls for the Company to make total payments of $60,000 over the three year period ending April 30, 2013 of which $35,000 has been paid to date with the final payment of $25,000 due on or before April 20, 2013. No other exploration work was conducted during this period primarily due to the significant effort required to complete the two private placement financings which was announced after the quarter end on August 30, 2012. Combined gross proceeds of $1,017,000 was raised including $829,000 from the brokered private placement (3,316,000 Units) and $188,000 from the concurrent non-brokered private placement (752,000 Units).

The combined net proceeds received by the Company, after deduction of the Agent’s Commission, the corporate finance fee and the balance of the costs required to complete the brokered financing, totaled $892,660. The Company intends to use these funds to eliminate its current working capital deficiency; to continue exploration activities on the Dotted Lake Property; to complete the option agreement regarding purchase of the adjacent Lampson Lake claims; and to meet on-going working capital requirements. However, there may be circumstances when, for sound business reasons, a reallocation of these funds may be necessary.

Exploration and evaluation assets

The following table summarizes the amounts expended on exploration and evaluation assets for the six months ended July 31, 2012 and year ended January 31, 2012:

			Total for
			six months	Total for
			ended	year ended
	North Central Ontario, Canada		July 31,	January 31,
	Dotted Lake	Lampson Lake	2012	2012

Property acquisition costs
Balance, beginning	$15,261	$21,033	$36,294	$24,294
Additions	-	16,000	16,000	12,000
Balance, end	15,261	$37,033	$52,294	$36,294

Exploration and evaluation costs
Balance, beginning	$176,585	$-	$176,585	$176,585
Additions
Drilling and related costs
Field and camp costs
Geological consulting
Project administration	367	-	367	-
Travel and accommodation
Balance, end	$176,952	$-	$176,952	$176,585
Total balance, end	$192,213	$37,033	$229,246	$212,879

The original Dotted Lake Property was comprised of one claim acquired by the Company in 2001 at a cost of $200,000. The claim was allowed to lapse in late calendar 2002 and accordingly was written off during year ended January 31, 2003. It was re-staked by the Company in March 2003 since it was less expensive than completing the exploration work assessment during the extreme winter weather conditions existing at the time. Since then, the Company has conducted certain acquisition and exploration activities on the Property; completed a National Instrument 43-101 compliant geological report; and kept its mineral interests in The Property in good standing with the Ontario Ministry of Northern Development and Mines (“MNDM”) for future exploration. In October 2009, the Company expanded its 100% owned holdings in the original Property from a single 15-unit claim to ten claims of 82 units by means of staking at a cost of approximately $11,000. Title to the Property was originally held in trust for the Company by a director of the Company but was since transferred to the Company during the year ended January 31, 2012.

Rouge Resources Ltd.
Management Discussion and Analysis
Six Months Ended July 31, 2012

On April 20, 2010, the Company entered into an option agreement with local prospectors (the “Optionors”) regarding the Lampson Lake Property consisting of two additional claims comprising an aggregate of 22 units adjacent to the Dotted Lake Property. The Company has an exclusive option to purchase a 100% interest in these two claims by making option payments totalling $60,000 as follows: $7,000 paid on April 20, 2010 when the agreement was signed; $12,000 paid on April 20, 2011; $16,000 on April 20, 2012; and $25,000 payable on April 20, 2013. These claims are subject to a 2% net smelter royalty (“NSR”) in favour of the Optionors on one claim and with respect to the other, a combination of a 2% NSR in favour of the Optionors and a 1% NSR on any metals and/or a 1% Net Sales Return royalty payable to Ontario Exploration Company (“OEC”) on any precious minerals recovered from the property. The Company has the right to buy back 1% of the NSR in favour of the Optionors for $1,000,000 and to buy back three-quarters 3/4 of 1% of the royalty vested with OEC over 10 years on an increasing scale from $15,000 to $750,000. In anticipation of meeting the final payment schedule, title was transferred to the Company on January 27, 2012. However, beneficial interest in the property will not be transferred until the final option payment of $25,000 is made on or before April 20, 2013.

Following this final option payment on April 20, 2013, the Company’s holdings will total 12 claims of 104 mining units on 1,683 hectares. At present and pending approval of the MNDM, the Dotted Lake Property is in good standing until on-going claim anniversary dates ranging from November 17, 2013 to March 14, 2014 with $5,707 remaining in work credits to be applied in the future.

The Company continues to monitor claims in the Dotted Lake area and may make additional acquisitions from time to time when management considers the purchase to be strategic or otherwise potentially beneficial to the Company.

Pursuant to the NI 43-101 recommendations from the Company’s consulting geologist, Fladgate Exploration Consulting, and following completion of our private placement financings subsequent to July 31, 2012, we plan to conduct future exploration on our mineral property interests as soon as possible. The program is estimated to cost $226,000 for additional soil sampling, prospecting and trenching to expand on the anomalous zinc and coincident gold anomalies observed from previous soil samples. Once started, the program is expected to complete within three weeks followed by data compilation and testing over an additional two months.

Although our work on the Dotted Lake Property in the past three years has identified some gold mineralization hosted in sulphide rich shear bands in granitoid rock, there is no assurance that a commercially viable mineral deposit exists on our exploration and evaluation assets. Further exploration is required before a final evaluation of the economic feasibility can be determined. Significant financing and considerable time and effort will be required before our mineral claims can be further explored and, if warranted, developed into a commercial enterprise.

Rouge Resources Ltd.
Management Discussion and Analysis
Six Months Ended July 31, 2012

ITEM 1.3       SELECTED FINANCIAL INFORMATION

The following table summarizes selected financial information as at and for the six months ended July 31, 2012 and 2011 with comparative figures as at and for the year ended January 31, 2012:

	Six Months Ended		Year Ended
	July 31, 2012	July 31, 2011	January 31, 2012
FINANCIAL POSITION
Total Assets	$350,598	$325,281	$243,140
Total Liabilities	$481,702	$282,514	$351,824
Accumulated Deficit	$(3,403,257	$(3,111,386)	$(3,272,837)

OPERATIONS
Total Revenues	Nil	Nil	Nil
Comprehensive Loss	$(130,420)	$(117,833)	$(279,284)
Comprehensive Loss per sh.	$(0.00)	$(0.00)	$(0.01)

ITEM 1.4       RESULTS OF OPERATIONS

SIX MONTHS ENDED JULY 31, 2012

The following table summarizes results of operations for the six months ended July 31, 2012 and 2011 with comparative figures for year ended January 31, 2012:

		Six Months Ended				Year Ended
		July 31, 2012		July 31, 2011		January 31, 2012

Revenue	$	Nil	$	Nil	$	Nil

Expenses
Amortization and accretion		388		433		1,008
Listing application fees & exp.		65,673		27,965		90,507
Management fees		30,000		30,000		60,000
Office administration and travel		19,808		33,634		64,022
Professional fees		5,041		417,134		47,387
Transfer agent and filing fees		9,510		8,667		16,360

Comprehensive loss		$(130,420)		$(117,833)		$(279,284)

The Company is in the exploration stage and has not generated any revenues since inception. For six months ended July 31, 2012, a comprehensive loss of $130,420 was recorded versus a loss of $117,833 for the same period last year. This $12,587 increase in comprehensive loss resulted from the following:

-	$45 decrease in amortization.
-

$37,708 increase in listing application fees and expenses due to intensity of the documentation required by our lawyer, the Agent’s lawyer and the regulatory authorities in connection with completion of the two private placement financings on August 30, 2012. This was required to obtain final approval of the listing application which was conditionally approved by the TSX- Venture Exchange on April 25, 2012.

Rouge Resources Ltd.
Management Discussion and Analysis
Six Months Ended July 31, 2012

-	$13,826 decrease in office administration and travel expenses mainly due to on-going concerted effort to reduce overhead expenses.
-	$12,093 decrease in professional fees (legal, audit and accounting) primarily due to concentration of time and effort by company lawyer on completion of the two private placement financings.
-	$843 increase in transfer agent and filing fees

THREE MONTHS ENDED JULY 31, 2012

For three months ended July 31, 2012, a comprehensive loss of $41,774 was reported versus a comprehensive loss of $47,939 for the same period last year. This $6,165 increase in comprehensive loss resulted from the following:

-	$23 decrease in amortization.
-

$6,921 increase in listing application fees and expenses due to intensity of the documentation required by our lawyer, the Agent’s lawyer and the regulatory authorities in connection with completion of the two private placement financings on August 30, 2012. This was required to obtain final approval of the listing application which was conditionally approved by the TSX- Venture Exchange on April 25, 2012.

-	$7,500 decrease in office administration and travel expenses mainly due to on-going concerted effort to reduce overhead expenses.
-	$5,984 decrease in professional fees (legal, audit and accounting) primarily due to concentration of time and effort by company lawyer on completion of the two private placement financings.
-	$421 increase in transfer agent and filing fees

ITEM 1.5       SUMMARY OF QUARTERLY RESULTS

The following table summarizes operating results for the eight most recently completed quarters:

	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr
	ended	ended	ended	ended	ended	ended	ended	ended
	July 31 12	Apr. 30 12	Jan. 31 12	Oct. 31 11	July 31 11	Apr. 30 11	Jan. 31 11	Oct. 31 10

Total revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Comprehensive loss	($41,774)	($88,646)	($83,074)	($78,377)	$ (47,939)	($69,894)	($108,336)	($41,844)
Loss per share	(47,939) ($0.00)	($0.00)	($0.01)	($0.00)	($0.00)	($0.00)	($0.01)	($0.00)
Operating cash flow
(Deficiency)	$14,803	($80,635)	($66,515)	($84,188)	($ 57,370)	($50,518)	($72,760)	($45,508)

Our comprehensive losses are fairly consistent from quarter to quarter being comprised mainly of ongoing management fees, professional fees, office administration and transfer agent & filing fees. Each of the five quarters ended April 30, 2012, January 31, 2012, October 31, 2011, April 30, 2011 and January 31, 2011 show greater losses than normal due to the legal, agency and regulatory fees & expenses incurred in connection with the listing application and the two private placement financings which closed on August 30, 2012.

Rouge Resources Ltd.
Management Discussion and Analysis
Six Months Ended July 31, 2012

Reconciliation of previous Canadian GAAP to IFRS

IFRS requires the Company to reconcile to previous Canadian GAAP for equity, comprehensive loss and cash flow for comparative periods. The Company’s adoption of IFRS did not have a monetary impact on equity, comprehensive loss and operating, investing or financing cash flows in the prior periods. As a result, there were no adjustments to the statements of financial position, comprehensive loss, cash flows and changes in shareholders’ equity for the above eight quarters.

ITEM 1.6       LIQUIDITY

The following table summarizes the Company’s working capital (deficiency) position as at July 31, 2012 and 2011 with comparative figures as at January 31, 2012 year end:

	As at		As at
Working Capital (Deficiency)	July 31, 2012	July 31, 2011	January 31, 2012

Current assets	$112,253	$112,341	$20,774
Current liabilities	(342,026)	(282,514)	(312,148)

Working capital (deficiency)	$(229,773)	$(170,173)	$(291,374)

During the three months ended July 31, 2012, the working capital deficiency decreased to $229,773 from $291,374 as at January 31, 2012 primarily due to a director/officer’s agreement with the Company on June 30, 2012 to defer $100,000 of loans owed to him to a date on or after December 31, 2013. Consequently, this amount was reclassified into long term liabilities thereby reducing the Company’s current working capital deficiency.

The current assets at July 31, 2012 includes cash of $108,000 from share subscriptions received to July 31, 2012 in connection with the Company’s non-brokered private placement financing of up to $200,000 from an offering of 800,000 units announced on March 16, 2012. The closure of this financing was announced on August 28, 2012 in conjunction with the Company’s concurrent brokered private placement.

The current liabilities at July 31, 2012 includes $209,460 of related party payables (January 31, 2012 -$245,084) after a $100,000 reclassification to long term liabilities due to debt deferral agreement. This amount is primarily due to one of our director/officers, who continued to fund on-going operating expenses of the Company pending completion of the two private placements and approval of Exchange listing. The Company expects to substantially repay the related party payable going forward due to August 30, 2012 completion of the financings.

Rouge Resources Ltd.
Management Discussion and Analysis
Six Months Ended July 31, 2012

The following table summarizes cash flows for six months ended July 31, 2012 and 2011 with comparative figures for year ended January 31, 2012:

Cash Flows	Six Months Ended		Year Ended
	July 31, 2012	July 31, 2011	January 31, 2012

Net cash used in operating activities	$(65,832)	$(107,888)	$(258,591)
Net cash used in investing activities	(16,367)	(12,708)	(12,709)
Net cash provided by financing activities	172,376	84,359	144,171
Increase (decrease) in cash	$90,177	$(36,237)	$(127,129)

Cash, beginning	17,823	144,952	144,952

Cash, end	$108,000	$108,715	$17,823

At July 31, 2012, the Company’s cash position was $108,000 compared to $17,823 at January 31, 2012. The $90,177 increase in cash for six months ended July 31, 2012 (“2012 period”) and the $36,237 decrease in cash for six months ended July 31, 2011 (“2011 period”) resulted from the following cash flow activities:

(i)

Net cash used in operating activities of $65,832 in 2012 period and $107,888 in 2011 period was due in both periods to on-going operating losses adjusted for increases in non-cash working capital items.

(ii)

Net cash used in investing activities of $16,367 in 2012 period and $12,708 in 2011 period was due to scheduled payments of $16,000 and $12,000 respectively under the exclusive option agreement to purchase the Lampson Lake Property.

(iii)

Net cash provided by financing activities of $172,376 in the 2012 period was due to $108,000 of share subscriptions received under the non-brokered private placement completed subsequent to July 31, 2012 along with a $64,376 increase in related party payable used for funding of operating expenses. The $84,359 of cash provided in the 2011 period was due entirely to funding received from related party payable.

ITEM 1.7        CAPITAL RESOURCES

Share Capital

Authorized
Unlimited number of common shares without par value.

Issued share capital
At July 31, 2012, there were 40,565,171 issued and fully paid common shares outstanding (January 31, 2012 – 40,565,171). Although no shares were issued during the six months ended July 31, 2012, share subscriptions of $108,000 were received in cash in connection with the Company’s non-brokered private placement financing of up to $200,000 from an offering of 800,000 units announced March 16, 2012. The closure of this financing was announced August 28, 2012 in conjunction with the Company’s concurrent brokered private placement. (see Item 1.11 below)

Rouge Resources Ltd.
Management Discussion and Analysis
Six Months Ended July 31, 2012

Basic and diluted loss per share
The calculation of basic and diluted loss per share for the six months ended July 31, 2012 was based on the comprehensive loss attributable to common shareholders of $130,420 (July 31, 2011 - $117,833) and the weighted average number of common shares outstanding of 40,565,171 (July 31, 2011 –40,565,171).

Diluted loss per share does not include effect of the 30,000,000 share purchase warrants which expired on April 30, 2012.

Stock options
The Company’s stock option plan is in the form of a rolling stock option plan, which provides that a committee of the Board of Directors may from time to time, at its discretion, grant to directors, officers, employees and consultants to the Company, non-transferable stock options to purchase common shares, provided that the number of common shares reserved for issuance in any twelve month period will not exceed 10% of the Company’s issued and outstanding common shares. Such options will be exercisable for a period of up to 5 years from the date of grant at a price not less than the closing price of the Company’s shares on the last trading day before the grant of such options less any discount. In any event, the exercise price will not be less than $0.10 per share

The number of common shares reserved for issuance to any one optionee insider in any twelve month period will not exceed ten percent (10%) of the issued and outstanding common shares and the number of common shares reserved for issuance to any one employee or consultant will not exceed two percent (2%) of the issued and outstanding common shares. Options may be exercised no later than 90 days following cessation of the optionee’s position with the Company or 30 days following cessation of an optionee conducting investor relations activities’ position.

As at July 31, 2012, the Company had no issued and outstanding stock options.

Share purchase warrants
The changes in share purchase warrants during the six months ended July 31, 2012 and the year ended January 31, 2012 are as follows:

	Six Months Ended		Year Ended
	July 31, 2012		January 31, 2012
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	warrants	price	warrants	Price
Balance, beginning
	30,000,000	$0.10	30,000,000	$0.10
Warrants issued	-		-
Warrants expired	(30,000,000)		-

Balance, end	-	-	30,000,000	$0.10

On April 30, 2012, the 30,000,000 warrants expired without being exercised.

With no operating revenues to date, we continue to finance our operations through the issuance of common shares and advances from related parties. As discussed elsewhere in this report, two private placements were recently completed in late August 2012, but there can be no assurance that additional financing will be available when needed or, if available, on commercially reasonable terms. If we are unable to obtain additional financing on a timely basis, either through issuance of more common shares or obtaining additional advances from related parties, we may not be able to meet our obligations as they come due which may impact our ability to continue as a going concern in the future.

Rouge Resources Ltd.
Management Discussion and Analysis
Six Months Ended July 31, 2012

To a significant extent, our ability to raise capital is affected by trends and uncertainties beyond our control. These include general economic conditions, the market prices for precious metals and results from our exploration programs. The Company’s ability to reach its business objectives may be significantly impaired if general economic conditions continue to deteriorate, prices for metals such as zinc, gold, copper and platinum fall or if results from planned exploration programs are unsuccessful.

ITEM 1.8        OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

ITEM 1.9        TRANSACTIONS BETWEEN RELATED PARTIES

At July 31, 2012, the amount payable to two directors and officers of the Company was $309,460 (January 31, 2012 - $254,118).

	As at July 31,		As at
			January 31,
	2012	2011	2012

Payable to two directors and officers of the Company	$309,460	$185,272	$254,118*

* Reclassified to conform with July 31, 2012 presentation

In order to meet the unallocated working capital requirements of the TSX Venture Exchange in connection with the two private placements and the Company’s Exchange listing, one of the two director/officers, who is also a shareholder of the Company, entered into an Agreement with the Company on June 30, 2012 to defer $100,000 of loans owed to him by the Company to a date on or after December 31, 2013. Consequently, this amount was reclassified as a long term liability thereby reducing the Company’s current working capital deficiency.

All amounts payable to related parties are non-interest bearing and unsecured with no fixed term of repayment.

The Company had the following transactions with two directors and officers of the Company during the six months ended July 31, 2012 and 2011 and the year ended January 31, 2012:

			Year ended
	Six months ended July 31,		January 31,
	2012	2011	2012
Accounting and financial reporting services	$3,274	$-	$-
Management services	30,000	30,000	$60,000
Office rent	15,000	15,000	30,000
	$48,274	$45,000	$90,000

These transactions are recorded at the exchange amount, which is the consideration agreed to between the related parties.

Rouge Resources Ltd.
Management Discussion and Analysis
Six Months Ended July 31, 2012

ITEM 1.10      FOURTH QUARTER ENDED JANUARY 31, 2012

Not applicable at this time.

ITEM 1.11     SUBSEQUENT AND PROPOSED TRANSACTIONS

On August 28, 2012, the Company announced closure of its brokered private placement financing through Canaccord Genuity Corp. (the “Agent”) for $829,000 (3,316,000 Units) and its non-brokered private placement financing for $188,000 (752,000 Units) for combined gross proceeds of $1,017,000. The Units of the Company were sold for $0.25 per unit. Each unit consists of one common share and one transferable share purchase warrant, with each warrant entitling the holder to acquire one additional common share of the Company at a price of $0.40 per share for a period of one year from the date of closing. The financings were completed in conjunction with the Company’s listing on the TSX Venture Exchange (the “Exchange”) and the shares commenced trading on August 30, 2012 under the symbol ROU. This increase of 4,068,000 shares brings the total issued and outstanding to 44,633,171 shares at this time.

The common shares and warrants comprising the Units and any common shares issued upon exercise of the Warrants are subject to a four month hold period which expires on December 29, 2012.

A cash commission of $58,030 was paid to the Agent equal to 7% of the gross proceeds raised from the brokered private placement as well as a corporate finance fee of $30,000.

The net proceeds received by the Company from the two financings, after deduction of the Agent’s Commission, the corporate finance fee and the balance of the costs to complete the brokered financing, totaled $892,660. The Company’s intention is to use these funds to eliminate the current working capital deficiency; to continue exploration activities on the Dotted Lake Property; to complete the option agreement regarding purchase of the adjacent Lampson Lake claims; and to meet on-going working capital requirements.

ITEM 1.12      CRITICAL ACCOUNTING ESTIMATES

These condensed interim financial statements are presented in Canadian dollars; have been prepared on an accrual basis; and are based on historical costs, modified where applicable.

The preparation of these financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated based on management’s experience and other factors, including expectations of future events believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Areas requiring a significant degree of estimation and judgment relate to the determination of the useful lives of furniture and equipment, the recoverability of the carrying value of exploration and evaluation assets, the measurement of accrued liabilities and the recoverability/ measurement of deferred tax assets and liabilities.

Rouge Resources Ltd.
Management Discussion and Analysis
Six Months Ended July 31, 2012

ITEM 1.13      CHANGES IN ACCOUNTING POLICIES, INCLUDING INITIAL ADOPTION

Statement of compliance and conversion to International Financial Reporting Standards
These condensed interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) along with interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). Therefore, these financial statements comply with International Accounting Standard (“IAS”) 34, Interim Financial Reporting.

This interim financial report does not include all the information required of a full annual financial report and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last year end reporting period. It is therefore recommended that this financial report be read in conjunction with the audited annual financial statements of the Company for the year ended January 31, 2012. However, this interim financial report does provide selected significant disclosures that are required in the annual financial statements under IFRS.

Accounting standards issued but not yet effective
Certain pronouncements have been issued by the IASB or the IFRIC that are mandatory for accounting periods beginning after January 1, 2012 or later periods.

The following new standards, amendments and interpretations have not been early adopted in these financial statements and are not expected to have a material effect on the Company’s future results and financial position:

a)	IFRS 9 Financial Instruments (New to replace IAS 39 and IFRIC 9)
b)	IFRS 10 Consolidated Financial Statements (New to replace consolidation requirements in IAS 27 as amended in 2008 and SIC-12)
c)	IFRS 11 Joint Arrangements (New to replace IAS 31 and SIC-13)
d)	IFRS 12 Disclosure of Interests in Other Entities (New to replace disclosure requirements in IAS 27 as amended in 2008, IAS 28 (as revised in 2003 and IAS 31)
e)	IFRS 13 Fair Value Measurement (New to replace fair value measurement guidance in other IFRSs)
f)	IAS 1 Presentation of Financial Statements, (Amendments regarding Presentation of Other Comprehensive Income)
g)	IAS 19 Employee Benefits (Amended in 2011)
h)	IAS 27 Separate Financial Statements (Amended in 2011)
i)	IAS 28 Investments in Associates and Joint Ventures (Amended in 2011), and
j)	IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine (New).

ITEM 1.14.      FINANCIAL INSTRUMENTS AND RELATED RISKS

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling & reporting structures. The type of risk exposure and the way in which such exposure is managed by the Company is as follows:

Credit risk
Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash held in bank accounts. The majority of cash is deposited in bank accounts held with one major bank in Canada so there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies. The Company’s secondary exposure to risk is on its harmonized sales tax refundable which is minimal since it is recoverable from the Canadian Government.

Rouge Resources Ltd.
Management Discussion and Analysis
Six Months Ended July 31, 2012

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company attempts to ensure there is sufficient access to funds to meet on-going business requirements, taking into account its current cash position and potential funding sources.

Historically, the Company's source of funding has been either the issuance of equity securities for cash through private placements or loans from directors and officers. The Company’s access to financing is always uncertain and there can be no assurance of continued access to significant funding from these sources.

Foreign exchange risk
Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the Company’s functional currency. The Company only operates in Canada and is therefore not exposed to foreign exchange risk arising from transactions denominated in a foreign currency.

Interest rate risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to interest rate risk relates to its ability to earn interest income on cash balances at variable rates. Changes in short term interest rates will not have a significant effect on the fair value of the Company’s cash account.

Commodity Price Risk
The Company’s ability to raise capital to fund exploration or development activities is subject to risks associated with fluctuations in the market price of precious metals. The Company closely monitors commodity prices to determine the most appropriate course of action.

Capital Management
The Company's policy is to maintain a strong capital base sufficient to maintain investor and creditor confidence and to sustain future development of the business. The capital structure of the Company consists of working and share capital. There were no changes in the Company's approach to capital management during the period and the Company is not subject to any externally imposed capital requirements.

Classification of financial instruments
Financial assets included in the statement of financial position are as follows:

	As at July 31,		As at
			January 31,
	2012	2011	2012
Financial assets:
Cash	$108,000	$108,715	$17,823
Harmonized sales tax refundable	4,253	3,626	2,951
Credit card security deposit	6,900	6,900	6,900
	$119,153	$119,241	$27,674

Rouge Resources Ltd.
Management Discussion and Analysis
Six Months Ended July 31, 2012

Other financial liabilities included in the statement of financial position are as follows:

	As at July 31,		As at
			January 31,
	2012	2011	2012
Other financial liabilities:
Trade payables	$132,566	$74,317	$18,430	*
Related party payables	309,460	185,272	254,118	*
Loan payable	39,676	-	39,676
	$481,702	$259,589	$312,224

* Reclassified to conform with July 31, 2012 presentation

Fair value

The fair value of the Company’s financial assets and liabilities approximate the carrying amounts.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

  Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
  Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
  Level 3 – Inputs that are not based on observable market data.

The following is a breakdown of the Company’s financial assets measured at fair value as at July 31, 2012 and January 31, 2012:

	As at July 31, 2012
	Level 1	Level 2	Level 3
Cash	$108,000	$-	$-
Harmonized sales tax refundable	4,253
Credit card security deposit	6,900

	As at January 31, 2012
	Level 1	Level 2	Level 3
Cash	$17,823	$-	$-
Harmonized sales tax refundable	2,951
Credit card security deposit	6,900

ITEM 1.15      OTHER MD&A REQUIREMENTS

Management’s Responsibility for Financial Statements
Management is responsible for the preparation and fair presentation of the Company’s financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Conflicts of interest
The Company’s directors and officers may serve as directors or officers, or may be associated with, other reporting companies, or have significant shareholdings in other public companies. To the extent that such other companies may participate in business or asset acquisitions, dispositions, or ventures in which the Company may participate, the directors and officers of the Company may have a conflict of interest in negotiating and concluding on terms with respect to the transaction. If a conflict of interest arises, the Company will follow the provisions of the Business Corporations Act (BC) (“Corporations Act”) dealing with conflict of interest. These provisions state that where a director has such a conflict, that director must, at a meeting of the Company’s directors, disclose his or her interest and refrain from voting on the matter unless otherwise permitted by the Corporations Act. In accordance with the laws of the Province of British Columbia, the directors and officers of the Company are required to act honestly, in good faith, and in the best interest of the Company.

Rouge Resources Ltd.
Management Discussion and Analysis
Six Months Ended July 31, 2012

Disclosure Controls and Procedures
We maintain a set of disclosure controls and procedures designed to ensure information required to be disclosed in filings pursuant to regulatory requirements is recorded, processed, summarized and reported within the required time periods. Our management is responsible for the preparation and integrity of the financial statements, including the maintenance of appropriate information systems, procedures and internal controls. Our management is also responsible to ensure that information disclosed externally, including the financial statements and MD&A, is complete and reliable.

Our CEO and CFO have evaluated the disclosure controls and procedures over financial reporting for the period and have concluded they are operating effectively notwithstanding the inherent weakness of a small company having a very small staff. This lack of segregation of duties is overcome by heavy reliance on senior management and directors during the review and approval process along with the annual statutory audit.

Business and Regulatory Risks
We are engaged in the mineral exploration business and manage related industry risk directly. We are potentially at risk for environmental reclamation and fluctuations and commodity-based market prices associated with resource property interests. Management is of the opinion that the Company addresses environmental risk and compliance in accordance with industry standards and specific project environmental requirements. At present, the Company is not required to provide for restoration and environmental obligations so no provision has been made. However, there is no certainty that all environmental risks and contingencies have been addressed.

Our exploration program will require significant future expenditures and there is no assurance any commercial mineral quantities will be found. If we are unable to generate significant revenues from our mineral claims, continued losses are expected into the foreseeable future. There is no history upon which to base any assumption as to the likelihood we will prove successful, and there is no assurance that we will generate any revenues nor ever achieve profitability. If unsuccessful in addressing these risks, the business will fail and investors could lose all of their investment in the company.

Regulatory risks include the possible delays in getting regulatory approval to the transactions that senior management and the Board of Directors believe to be in the Company’s best interest, increased fees for statutory filings, and the introduction of increasingly more complex reporting requirements which must be complied with in order to maintain our public company position.

Rouge Resources Ltd.
Management Discussion and Analysis
Six Months Ended July 31, 2012

Forward-looking statements
This Management Discussion and Analysis may contain certain “forward-looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to the proposed use of proceeds. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ”projects,” “aims,” “potential,”“goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include, but are not limited to, the following: a change in the use of proceeds, the volatility of mineral prices, the possibility that exploration efforts will not yield economically recoverable quantities of minerals, accidents and other risks associated with mineral exploration and development operations, the risk that the Company will encounter unanticipated geological factors, the Company’s need for and ability to obtain additional financing, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development plans, and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission on EDGAR (www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.